Filed Pursuant to Rule 433

Registration No. 333-215833-02

August 21, 2017

PRICING TERM SHEET

(to Preliminary Prospectus Supplement dated August 21, 2017)

Issuer:	CenterPoint Energy Resources Corp.

Security:	4.10% Senior Notes due 2047

Legal Format:	SEC Registered

Anticipated Ratings*:	Baa2 / A- / BBB (Moody’s / S&P / Fitch)

Size:	$300,000,000

Trade Date:	August 21, 2017

Expected Settlement Date:	August 23, 2017

Maturity Date:	September 1, 2047

Interest Payment Dates:	March 1 and September 1, commencing March 1, 2018

Coupon:	4.10%

Price to Public:	99.417%

Benchmark Treasury:	3.000% due May 15, 2047

Benchmark Treasury Yield:	2.759%

Spread to Benchmark Treasury:	+137.5 basis points

Re-offer Yield:	4.134%

Optional Redemption:	Prior to March 1, 2047, greater of 100% or make-whole at a discount rate of Treasury plus 20 basis points (calculated to March 1, 2047); and on or after March 1, 2047, 100% plus, in either case, accrued and unpaid interest.

CUSIP:	15189W AJ9

Joint Book-Running Managers:	Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC

Senior Co-Manager:	BNY Mellon Capital Markets, LLC Comerica Securities, Inc. PNC Capital Markets LLC

Co-Managers:	Academy Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 and Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.